Exhibit 12.1
MEDCO HEALTH SOLUTIONS, INC.
Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio data)
Years Ended

	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,	Dec. 25,
	2008	2007	2006	2005	2004

Income before taxes	$1,790.8	$1,503.3	$1,011.8	$952.9	$806.3
One-third of rents	24.8	20.6	20.0	18.1	16.9
Interest expense	233.7	134.2	95.8	73.9	69.1
Equity loss from affiliates	1.1	1.2	2.0	3.6	5.0

Earnings	$2,050.4	$1,659.3	$1,129.6	$1,048.5	$897.3

One-third of rents	$24.8	$20.6	$20.0	$18.1	$16.9
Interest expense	233.7	134.2	95.8	73.9	69.1

Fixed charges	$258.5	$154.8	$115.8	$92.0	$86.0

Ratio of earnings to fixed charges(1)	7.9	10.7	9.8	11.4	10.4

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).